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For Immediate Release
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              PETROLITE CORPORATION ADOPTS STOCKHOLDER RIGHTS PLAN



      St. Louis, MO, March 28, 1994 -- Petrolite Corporation, (NASDAQ:PLIT) announced that its Board of Directors today adopted a stockholder rights plan granting capital stock purchase rights to its stockholders.
      The rights were granted as a dividend at the rate of one Right for each share of Capital Stock held of record as of the close of business on April 8, 1994. The Rights Plan, similar to plans adopted by more than 1,500 publicly traded companies, is designed to deter coercive or unfair takeover tactics.
      William E. Nasser, Chairman, President and Chief Executive Officer of Petrolite Corporation, stated, "We're committed to achieving our long-term goal of improving our earnings and the return to our shareholders. This Stockholder Rights Plan furthers this goal by offering protection to all our stockholders against acquirors who may seek to take advantage of the Company and its stockholders through coercive or unfair tactics aimed at gaining control of the Company without paying all stockholders a full and fair price."
      Each Right initially would entitle the holder to purchase one share of Capital Stock for $120.00 under certain circumstances. The Rights will expire in March 2004.


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      At the time of adoption of the Plan the Rights are neither exercisable nor traded separately from the Capital Stock. The Rights will be exercisable only if a person or group in the future becomes the beneficial owner of 15% or more of the Company's Capital Stock, or announces a tender or exchange offer which would result in its ownership of 15% or more of the Capital Stock. Current stockholders who have reported under the Securities Exchange Act of 1934, as amended, beneficial ownership of 15% or more of the Company's Capital Stock do not trigger the exercise of the Rights unless they acquire beneficial ownership of an additional 1% of the shares of the Company's Capital Stock then outstanding in excess of the amount reported.
      Ten days after a public announcement that a person has acquired, or become the beneficial owner of, 15% or more of the Capital Stock (or, in the case of a stockholder who has reported beneficial ownership of 15% or more, acquires beneficial ownership of an additional 1% in excess of the amount previously reported), each holder of a Right, other than the acquiring person, would be entitled to purchase additional shares of Capital Stock of the Company at one-half of the then-current price per share. If the Company is acquired in a merger, or 50% or more of the Company's assets are sold in one or more related transactions, each Right would entitle the holder to purchase capital stock of the acquiring company at half of the then-current market price of such capital stock.
      At any time after a person or group of persons becomes the beneficial owners of 15% or more of the Capital Stock (or, in the case of a stockholder who has reported beneficial ownership of 15% or more, acquires beneficial ownership of an additional 1% in excess of the amount previously reported), the Board of Directors may exchange one share of Capital Stock for each Right, other than Rights held by the acquiring person.


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      The Board of Directors generally may redeem the Rights at any time until ten days following the public announcement that a person or group of persons has acquired beneficial ownership of 15% or more of the outstanding Capital Stock. The redemption price is $.01 per Right. The ten-day period may be extended under certain circumstances.
      A detailed summary of the Stockholder Rights Plan will be mailed to all stockholders of record of the Company.
      Petrolite is the leading producer and supplier of specialty chemical service programs to oil and gas production markets and supplies performance-enhancing additive programs and related process design and engineering services to worldwide industrial markets.
      For more information, contact Petrolite Corporation: Charles R. Miller, Corporate Secretary and Associate General Counsel, 314/968-6186.

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